

September 2, 2015

Mailstop 4561

Douglas Baker
Chief Financial Officer
OptimizeRx Corporation
400 Water Street, Suite 200
Rochester, MI 48307

> **Re: OptimizeRx Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-53605**

Dear Mr. Baker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Public Accounting Firms, pages F-1 and F-2

1.   The report of Silberstein Ungar, PLLC states that they did not audit the adjustments for the correction of errors in the fiscal 2013 financial statements as those adjustments were audited by the successor auditor, KLJ & Associates, LLP. However, KLJ & Associates does not appear to have opined on the adjustments to the 2013 financial statements in their opinion dated March 30, 2015. Please amend the Form 10-K to include a revised report from KLJ & Associates that clearly states that they audited, and are taking responsibility for, the adjustments to the December 31, 2013 financial statements. We refer you to the guidance in Q5 of Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor as issued by the PCOAB on June 9, 2006. Also, tell us how KLJ & Associates considered Q4 of the same guidance in determining that a reaudit

of the 2013 financial statements was not necessary. We refer you also to AU Sections 315, 508 and 9508 for additional guidance.

2.   Once the issues identified in comment 1 have been resolved please file a post-effective amendment to your registration statement on Form S-1 (file number 333-203820) containing the revised report from KLJ & Associates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services